May 21, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated May 21, 2021, of SunOpta Inc. and are in agreement with the statements contained in Item 4.01(a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Chartered Accountants
Licensed Public Accountants